November 6, 2023

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pearlyne Paulemon

In the Matter of:
Iron Horse Acquisitions Corp. (the “Company”)
Registration Statement on Form S-1, File No: 333-268092
(the “Prior Registration Statement”)

Withdrawal of Request for Withdrawal

Dear Ms. Paulemon:

The Company hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed by the Company on October 17, 2023 on Form RW (accession number 0000930413-23-002325) (the “Form RW”) in respect of the above-referenced Prior Registration Statement, on the basis of the fact that the Prior Registration Statement was previously declared abandoned by the U.S. Securities and Exchange Commission (the “Commission”) on September 29, 2023.

As indicated in the Form RW, it was the Company’s intention to file a new preliminary registration statement on Form S-1 with respect to its potential initial public offering (the “New Registration Statement”) to replace and supersede the Prior Registration Statement, and subsequent to the filing of the Form RW, the Company did file the New Registration Statement for the Commission’s review and comment on October 19, 2023. The Company respectively requests that the Commission proceed with its review of the New Registration Statement at its earliest convenience.

Should you have any questions regarding any of the foregoing, please contact myself at (786) 303-5579.

Sincerely,

Iron Horse Acquisitions Corp.

/s/ Jose A. Bengochea
Jose A. Bengochea Chief Executive Officer